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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           MARKLAND TECHNOLOGIES, INC.
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                                (Name of Issuer)

                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   570 658 104
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                                 (CUSIP Number)

                                   JASON GENG
                            11001 SUGARBURSH TERRACE
                               ROCKVILLE MD, 20852
                                  301-770-4586
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 14, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 570-658-104                  13D                     PAGE 2 OF 5 PAGES
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   JASON GENG

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [X]
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3. SEC Use Only
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4. Source of Funds (See Instructions) OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)  [ ]
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6. Citizenship or Place of Organization   UNITED STATES
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                  7. Sole Voting Power          10,168,764 SHARES
Number of     ------------------------------------------------------------------
Shares
Beneficially      8. Shared Voting Power        0
Owned by      ------------------------------------------------------------------
Each
Reporting         9. Sole Dispositive Power     10,168,764 SHARES
Person With   ------------------------------------------------------------------

                 10. Shared Dispositive Power   0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,168,764 SHARES
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) [ ]
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13.  Percent of Class Represented by Amount in Row (11) 11.3%
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14.  Type of Reporting Person (See Instructions)  IN
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

ITEM 1.           SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, $0.0001 par value per share of Markland Technologies, Inc, 54 Danbury Road, Suite #207, Ridgefield, Connecticut 06887 ("Markland" or the "Issuer"). As of February 22, 2005, there were 89,818,500 shares of Markland common stock outstanding.

ITEM 2.           IDENTITY AND BACKGROUND

2(a):  NAME: Jason Geng (the "Reporting Person")

2(b): RESIDENCE: 11001 Sugarbush Terrace, Rockville, MD 20852

2(c): OCCUPATION: Executive Vice-President and Chief Scientist of Genex Technologies, Inc.

2(d): CRIMINAL CONVICTIONS: The Reporting Person has not been convicted in a criminal proceeding during the last five years.

2(e): CIVIL JUDGMENTS: The Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years.

2(f): CITIZENSHIP: United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person acquired 10,168,764 shares of Markland common stock in connection with the acquisition by Technest Holdings, Inc., a Nevada corporation and majority controlled subsidiary of Markland ("Technest") of Genex Technologies, Inc., a Maryland corporation ("Genex"). The Reporting Person was the sole stockholder of Genex. The foregoing acquisition was effected pursuant to a series of transactions on February 14, 2005 involving Technest, Markland, Genex and the Reporting Person which are more fully described in Markland and Technest Current Reports on Form 8-K, dated February 14, 2005 (SEC File No. 000-28863, and 000- 27023 respectively), and filed with the Securities and Exchange Commission on February 15, 2005. On February 14, 2005, Markland acquired a controlling interest in Technest, a public company with no operations, pursuant to the terms of a Securities Purchase Agreement between Technest and Markland (the "Technest SPA") and Technest acquired all of the capital stock of Genex pursuant to the terms of an Agreement and Plan of Merger, by and among Markland, Technest, MTECH Acquisition, Inc. ("MTECH"), a wholly-owned subsidiary of Technest, Genex and the Reporting Person (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement,

         o on February 14, 2005 Technest paid $3,000,000 in cash and transferred 10,168,764 shares of Markland common stock (issued to Technest in accordance with the Technest SPA) to the Reporting Person in exchange for all of the outstanding shares of Genex. In accordance with the Merger Agreement, the Reporting Person's share consideration may be adjusted to reflect changes in the closing bid price of Markland common stock in the 10 trading days following February 14, 2005. As a result of this transaction, Genex became a wholly-owned subsidiary of Technest.

                      ACQUISITION AND RELATED TRANSACTIONS

TECHNEST SPA. In accordance with the terms of the Technest SPA, Markland acquired 412,650,577 shares of Technest's common stock in exchange for 10,168,764 shares of Markland's common stock and Markland's agreement to issue additional shares of its common stock to Technest upon conversion of the Series B Preferred Stock of Technest. The Technest Series B preferred stock will be convertible into Markland common stock upon the earlier to occur of (a) February 14, 2006 or (b) a date which is the first trading day after the date on which Markland common stock has a closing bid price of $2.50 or more for five consecutive trading days. The number of shares to be issued will be determined by dividing the quotient of (a) $5,000,000 divided by the lower of (i) $0.60 and
(ii) the Market Price (as defined in the Merger Agreement) by (b) 1,149,425. As a result of this transaction, Markland owns approximately 93% of Technest's common stock on a primary basis and 39% of Technest's common stock on a fully diluted basis (assuming the conversion of all of Technest's convertible securities and the exercise of all warrants to purchase Technest's common stock). A copy of the Technest SPA has been filed as Exhibit 2.2 to Markland's current report on Form 8-K filed with the SEC on February 15, 2005.

MERGER AGREEMENT. In accordance with the terms of the Merger Agreement, MTECH merged with and into Genex, with Genex surviving the merger as a wholly-owned subsidiary of Technest. As a result of the merger, all of the outstanding shares of the capital stock of Genex were automatically converted into the right to receive in the aggregate (i) $3 million; (ii) 10,168,764 shares of the Issuer's common stock; and (iii) if earned, contingent payments in the form of additional shares of Technest common stock. In addition, the Reporting Person received an unsecured promissory note in the principal amount of $550,000 plus interest at the rate of 6% per annum, payable on January 1, 2006. The Reporting Person's share consideration may be adjusted to reflect changes in the closing bid price of the Issuer's common stock in the 10 trading days following February 14, 2005, subject to limitations set forth in the Merger Agreement. Markland, Technest and MTECH, on one hand, and the Reporting Person, on the other hand have also agreed to indemnify each other for certain losses incurred by such parties as described in the Merger Agreement.

REGISTRATION RIGHTS AGREEMENT. The Issuer entered into a Registration Rights Agreement with the Reporting Person on February 14, 2005, in connection with its issuance to the Reporting Person of shares of Markland's common stock in connection with the acquisition of Genex. A copy of this agreement is attached as Exhibit 4.5 to Markland's current report on Form 8-K filed with the SEC on February 15, 2005 and incorporated by reference herein. Pursuant to this agreement, the Issuer has agreed to file a registration statement for the shares of the Issuer's common stock paid to the Reporting Person on or before June 1, 2005, plus one day for each day when a registration statement is not effective and available for the resale of common stock issued to certain investors in the Securities Purchase Agreement, dated September 21, 2004. The Issuer has agreed to use commercially reasonable efforts to cause the registration statement to be declared effective by August 1, 2005. Pursuant to this agreement, the Issuer must also use commercially reasonable efforts to keep the registration statement effective until the date on which the Reporting Person no longer owns any of the registrable securities, unless the shares of the Issuer's common stock have been sold or may be sold pursuant to Rule 144 of the Securities Act without volume restrictions.

LOCK-UP AGREEMENT. The Issuer and Technest entered into a lock-up agreement with the Reporting Person pursuant to which the Reporting Person has agreed (a) not to sell or dispose of any of the Issuer's common stock issued to the Reporting Person under the Merger Agreement through July 31, 2005 without the prior written consent of the Issuer, provided that the Reporting Person may sell or transfer such shares to the Issuer, Technest or his immediate family members as a bona fide gift, (b) beginning on August 1, 2005, not to sell more than ten percent (10%) of the aggregate of the Issuer's common stock in any given thirty
(30) day period, and (c) not to sell more than twenty-five percent (25%) of the aggregate Technest common stock that may be issued to him, in any given thirty
(30) day period. A copy of the lock-up agreement is attached as Exhibit 10.2 to Markland's current report on Form 8-K filed with the SEC on February 15, 2005 and incorporated by reference herein.

FINDER'S AGREEMENT. Genex entered into an agreement with Ocean Tomo, LLC, on October 17, 2003. The agreement was extended for one year in a subsequent letter from the Reporting Person to Ocean Tomo. Under this agreement, Genex has agreed to pay Ocean Tomo as a finder, in connection with the acquisition by Technest of Genex.

ESCROW AGREEMENTS. On February 14, 2005, Markland, Technest, Genex and the Reporting Person entered into two separate escrow agreements with Wilmington Trust Company (the "Escrow Agent") pursuant to which Markland deposited with the Escrow Agent, for the benefit and on behalf of the Reporting Person, an aggregate of 7,263,403 shares of Markland common stock issued to the Reporting Person under the Merger Agreement (the "Escrow Agreements"). These shares will be disbursed in accordance with the Merger Agreement and the Escrow Agreements.

ITEM 4.  PURPOSE OF TRANSACTION

         The disclosure set forth in response to Item 3 is also incorporated herein in this section in its entirety.

         The Reporting Person acquired the shares of Markland common stock for investment purposes.

         Although the Reporting Person believes that Markland shares are an attractive investment, the Reporting Person will monitor and evaluate his investment in light of pertinent factors, including general investment policies, market conditions, subsequent developments affecting Markland and the general business and future prospects of Markland.

         However, the Reporting Person will take such actions with respect to the Reporting Person's investments in Markland as deemed appropriate in light of existing circumstances from time to time and reserves the right to acquire or dispose of securities of Markland or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

         Except as described in this Item 4 and in Item 3 and Item 6 which are incorporated herein by reference, the Reporting Person does not have either plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Markland or any of its subsidiaries or the disposition of securities of Markland or any of its subsidiaries; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Markland or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Markland or of any of its subsidiaries; (iv) any change in the present Board of Directors or management of Markland or any of its subsidiaries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(v) any material change in the present capitalization or dividend policy of Technest; (vi) any other material change in Markland's business or corporate structure (vii) any changes in Markland charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Markland by any persons; (viii) causing a class of securities of Markland to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) any class of equity securities of Markland becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

         However, the Reporting Person will take such actions with respect to the Reporting Person's investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserves the right to acquire or dispose of securities of the Issuer, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

5(a): AGGREGATE INTEREST: The Reporting Person's aggregate interest in the securities of the issuer is equal to 10,168,764 shares of common stock, $0.0001 par value per share, or 11.3% of the current outstanding shares.

5(b): VOTING AND DISPOSITION POWER: The Reporting Person has sole voting power over all 10,168,764 shares described in Item 5(a).

5(c): There have been no purchases of Markland's Common Stock by the Reporting Person in the past 60 days except for the following:

         On February 14, 2005, Technest paid $3,000,000 in cash and transferred 10,168,764 shares of Markland common stock owned by Technest to the Reporting Person in exchange for all of the capital stock of Genex. The Reporting Person's share consideration may be adjusted to reflect changes in the closing bid price of Markland's common stock in the 10 trading days following February 14, 2005. On February 16, 2005, Technest filed a Form 4. On February 18, 2005, the Reporting Person filed a Form 3.

5(d) and 5(e) are not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Reference is made to Items 3 and 4 of this Schedule 13D, which are incorporated by reference herein, for the description of the contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Person named in Item 2 of the Schedule 13D and between such entities and any person with respect to any securities of Markland, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or options agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                                                         EXHIBIT INDEX

------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
                                                                                                  INCORPORATED BY
                                                                                                     REFERENCE
------------- ---------------------------------------------------- ---------------- -------------------------------------------
                                                                     FILED WITH
                                                                    THIS SCHEDULE                                     EXHIBIT
   NUMBER     DESCRIPTION                                                13D           FORM        FILING DATE          NO.
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
    2.1       Securities Purchase Agreement by and among                               8-K (*)      February 15, 2005      2.1
              Technest Holdings, Inc. and Southridge Partners
              LP, Southshore Capital Fund Limited, ipPartners,
              Inc, Verdi Consulting, Inc., DKR Soundshore Oasis
              Holding Fund, Ltd., DKR Soundshore Strategic
              Holding Fund, Ltd. and Deer Creek Fund, LP, dated
              February 14, 2005
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
    2.2       Securities Purchase Agreement between Markland                           8-K (*)      February 15, 2005      2.2
              Technologies, Inc. and Technest Holdings, Inc.,
              dated February 14, 2005
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
    2.3       Agreement and Plan of Merger by and between                              8-K  (*)     February 15, 2005      2.3
              Technest Holdings, Inc., MTECH Acquisition, Inc.,
              Genex Technologies, Inc. and Jason Geng, dated
              February 14, 2005
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
    4.1       Registration Rights Agreement between Markland                           8-K   (*)    February 15, 2005      4.1
              Technologies, Inc. and Southridge Partners LP,
              Southshore Capital Fund Limited, ipPartners, Inc,
              Verdi Consulting, Inc., DKR Soundshore Oasis
              Holding Fund, Ltd., DKR Soundshore Strategic
              Holding Fund, Ltd. and Deer Creek Fund, LP for
              Markland Common Stock, dated February 14, 2005
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
    4.2       Registration Rights Agreement between Technest                           8-K  (*)     February 15, 2005      4.2
              Holdings, Inc. and Markland Technologies, Inc.,
              dated February 14, 2005
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------




------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
                                                                                                  INCORPORATED BY
                                                                                                     REFERENCE
------------- ---------------------------------------------------- ---------------- -------------------------------------------
                                                                     FILED WITH
                                                                    THIS SCHEDULE                                     EXHIBIT
   NUMBER     DESCRIPTION                                                13D           FORM        FILING DATE          NO.
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
    4.3       Registration Rights Agreement between Technest                           8-K(*)       February 15, 2005      4.3
              Holdings, Inc. and Southridge Partners LP,
              Southshore Capital Fund Limited, ipPartners, Inc,
              Verdi Consulting, Inc., DKR Soundshore Oasis
              Holding Fund, Ltd., DKR Soundshore Strategic
              Holding Fund, Ltd. and Deer Creek Fund, LP for
              Technest Series C Preferred Stock and Warrants for
              Technest common stock, dated February 14, 2005
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
    4.4       Registration Rights Agreement between Technest                           8-K (*)      February 15, 2005      4.4
              Holdings, Inc. and Jason Geng for registration of
              Earnout Shares, dated February 14, 2005
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
    4.5       Registration Rights Agreement between Markland                           8-K (*)      February 15, 2005      4.5
              Technologies, Inc. and Jason Geng, dated February
              14, 2005
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
    4.6       Form of Technest Common Stock Purchase Warrant                           8-K (*)      February 15, 2005      4.6
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
    4.7       Technest Series B Convertible Preferred Stock                            8-K  (*)     February 15, 2005      4.7
              Certificate of Designations filed with the
              Secretary of State of Nevada on February 14, 2005
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
    4.8       Technest Series C Convertible Preferred Stock                            8-K   (*)    February 15, 2005      4.8
              Certificate of Designations filed with the
              Secretary of State of Nevada on February 14, 2005
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
    4.9       Promissory Note issued to Jason Geng by Genex                            8-K  (*)     February 15, 2005      4.9
              Technologies, Inc., dated February 14, 2005
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
    10.1      Escrow Agreement between Markland Technologies,                          8-K (*)       February 15, 2005      10.1
              Inc., Technest Holdings, Inc., Genex Technologies,
              Inc., Jason Geng, and Wilmington Trust Company,
              dated February 14, 2005
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
    10.2      Lock-Up Agreement of Jason Geng, dated February                          8-K  (*)     February 15, 2005      10.2
              14, 2005
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
    10.3      Employment Agreement between Genex Technologies,                         8-K   (*)    February 15, 2005      10.3
              Inc. and Jason Geng, dated February 14, 2005
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------
    10.4      Lock-up Agreement between Technest Holdings, Inc.                        8-K (*)      February 15, 2005      10.4
              Garth LLC and  Southshore Capital Fund Ltd., dated
              February 14, 2005
------------- ---------------------------------------------------- ---------------- ----------- ------------------- -----------

         (*) Previously filed with the SEC on February 15, 2005, (SEC FILE # 000-27023) and incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          Date:  February 28, 2005


                                          Signature:  /s/ Jason Geng
                                                      -----------------------
                                          Name:  Jason Geng
                                                 ----------------------------
                                          Title:
                                                 ----------------------------